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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                                   -----------
                               (AMENDMENT NO. 1)*

                           AVERY COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

               COMMON STOCK,                              053605 10 1
         PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
      (TITLE OF CLASS OF SECURITIES)                     (CUSIP NUMBER)

                               SEPTEMBER 29, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 4 Pages

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849967 v.2


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                053605 10 1                            13G                                            Page 2 of 4
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSONS:                               Stephen L. Brown
                          I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSONS (ENTITIES ONLY):
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                   (a) / /
                                                                                                               (b) /x/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                         United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                          105,000 (1)
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                      1,733,338
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                     105,000 (1)
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                  1,733,338
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                            1,838,338 (1)
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       17.9%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                IN
----------------------    -------------------------------------------------------------------------------------------------------


(1) Includes 2,500 shares owned by Mr. Brown's spouse. Mr. Brown disclaims beneficial ownership of these shares.

*SEE INSTRUCTION BEFORE FILLING OUT!

           This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13G (the "Schedule 13G") filed on October 13, 1999, by and on behalf of Stephen L. Brown (the "Reporting Person"), with respect to his ownership of common stock, par value $.01 per share, of Avery Communications, Inc. This Amendment No. 1 is being filed to confirm that the Reporting Person filed the
Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and to correct the business address of the Reporting Person. All information from the Schedule 13G remains unchanged, except for Items 1 and 10 as set forth below.

ITEM 1.  IDENTITY OF PERSON FILING

           (a) This report is being filed by Stephen L. Brown with a business address of 450 Park Avenue, 10th Floor, New York, New York 10022 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

ITEM 10. CERTIFICATION

                      Not Applicable.









                                Page 3 of 4 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 18, 1999                            /s/ Stephen L. Brown
                                                    ---------------------------
                                                    Stephen L. Brown









                                Page 4 of 4 Pages